                            SCHEDULE 14A INFORMATION

           PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)



Filed by the Registrant                            [ ]

Filed by a party other than the Registrant         [X]

     Check the appropriate box:

     [X}     Preliminary Proxy Statement

     [ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

     [ ]     Definitive Proxy Statement

     [ ]     Definitive Additional Materials

     [ ]     Soliciting Material Pursuant to Section 240.14a-12


                         MORTON'S RESTAURANT GROUP, INC.
  ------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

                            BFMA HOLDING CORPORATION
                              MARIETTA CORPORATION
  ------------------------------------------------------------------------------
    (Name of Persons(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

     [X]     No fee required.

     [ ]     Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and
             0-11.

             (1) Title of each class of securities to which transaction applies:

  ------------------------------------------------------------------------------

             (2)   Aggregate number of securities to which transaction applies:

  ------------------------------------------------------------------------------

             (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:

  ------------------------------------------------------------------------------

             (4)   Proposed maximum aggregate value of transaction:

  ------------------------------------------------------------------------------

             (5)   Total fee paid:

  ------------------------------------------------------------------------------

             [ ]   Fee paid previously with preliminary materials:

             [ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

             (1)   Amount Previously Paid:

  ------------------------------------------------------------------------------

             (2)   Form, Schedule or Registration Statement No.:

  ------------------------------------------------------------------------------

             (3)   Filing Party:

  ------------------------------------------------------------------------------

             (4)   Date Filed:

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


                                      SUBJECT TO COMPLETION: DATED JUNE __, 2002

                    ----------------------------------------

                            BFMA HOLDING CORPORATION
                              MARIETTA CORPORATION
                                 PROXY STATEMENT
                              IN OPPOSITION TO THE
                              BOARD OF DIRECTORS OF
                         MORTON'S RESTAURANT GROUP, INC.

                   ------------------------------------------

                       SPECIAL MEETING OF STOCKHOLDERS OF
                         MORTON'S RESTAURANT GROUP, INC.

                   ------------------------------------------

            PLEASE SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD

         This proxy statement and the enclosed BLUE proxy card are being furnished to you, the stockholders of Morton's Restaurant Group, Inc., a Delaware corporation ("Morton's" or the "Company"), by BFMA Holding Corporation, a Delaware corporation ("BFMA"), and its wholly owned subsidiary Marietta Corporation, a New York corporation ("Marietta"), in connection with the solicitation of proxies from stockholders of Morton's ("Stockholders") for use at the Special Meeting of Stockholders, and at any adjournments or postponements thereof, to vote (1) AGAINST the proposal to approve and adopt the Agreement and Plan of Merger, dated March 26, 2002, by and among Morton Holdings, LLC, Morton's Acquisition Company and Morton's (the "Merger Agreement") and the transactions contemplated thereby (the "Sale") and (2) FOR providing discretion to us to vote with respect to such other matters as may properly come before the Special Meeting, including, if made, a proposal to adjourn the Special Meeting to provide additional time to solicit votes to approve and adopt the Merger Agreement and the Sale.

         We are soliciting proxies for use at the Special Meeting of Stockholders to be held on Tuesday, July 23, 2002, at The Garden City Hotel, 45 Seventh Street, Garden City, New York 11530 at 9:00 a.m. local time.

         Morton's has announced May 29, 2002 as the record date for determining Stockholders entitled to notice of and to vote at the Special Meeting (the "Record Date"). Stockholders of record at the close of business on the Record Date will be entitled to one vote at the Special Meeting for each share of Morton's common stock, par value $.01 per share ("Share"), held on the Record Date. BFMA and Marietta, together with all of the participants in this solicitation, beneficially own an aggregate of 584,900 Shares which represents approximately 14.0% of the Shares outstanding (based on the most recent share information publicly disclosed by Morton's). BFMA, Marietta and all of the participants intend to vote all of their Shares AGAINST approval of the Merger Agreement and the Sale and, if made, a proposal to adjourn the Special Meeting to provide additional time to solicit votes to approve and adopt the Merger Agreement and the Sale.

         The principal executive offices of Morton's are located at 3333 New Hyde Park Road, New Hyde Park, New York 11042. This proxy statement and the BLUE proxy card are first being furnished to the Stockholders on or about June __, 2002.

         THIS PROXY IS SOLICITED ON BEHALF OF BFMA AND MARIETTA AND NOT
          ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF MORTON'S

         WE URGE YOU TO DEMONSTRATE YOUR OPPOSITION TO THE PROPOSED MERGER AGREEMENT AND SALE BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD VOTING AGAINST THE MERGER AGREEMENT AND THE SALE.

         The Stockholders should vote AGAINST the Merger Agreement and the Sale for the following reasons:

--------------------------------------------------------------------------------

o The Sale price of $12.60 per Share is too low. The opinion evaluating the fairness of the Sale is based on the Company's worst financial performance in recent years due to, among other things, the adverse economic impact of the tragedy of September 11.

o Morton's has recently received an offer from Carl Icahn ("Icahn") to acquire Morton's for $13.50 per Share in cash, or $0.90 per Share higher than the Sale offer made by an affiliate of Castle Harlan (the "Castle Harlan Offer"). The Company has not yet publicly responded to the Icahn offer. Although we believe, based upon the publicly available information about both offers, that the Icahn offer is better for the Stockholders than the Castle Harlan Offer, neither offer is adequate.

o The Special Committee of the Board of Directors of Morton's (the "Special Committee") and its advisors tasked with evaluating the Company's strategic alternatives had a number of apparent conflicts of interest that, in our opinion, irrevocably tainted the legitimacy and independence of the Special Committee and thus fatally flawed the process. John Castle is a member of the Company's Board of Directors, was the Chairman of the Special Committee and is an executive officer and director of Castle Harlan, the buyer in the Castle Harlan Offer.

o We believe the process was fatally flawed and that the Special Committee will not consider any alternative acquisition proposal to the Castle Harlan offer, even if such a proposal would give the Stockholders more cash for their Shares.

--------------------------------------------------------------------------------

         We therefore believe that a vote AGAINST the Merger Agreement and the Sale and the election of new directors at the next annual meeting of Stockholders are the only ways to ensure that the Stockholders are given a true choice as to the direction of the Company. A vote against the Merger Agreement and the Sale will send a strong message to the Company's board of directors (the "Board").

         BFMA has nominated three individuals - Richard A. Bloom, Logan D. Delany, Jr. and Charles W. Miersch - for election to the Morton's Board of Directors at its 2002 annual meeting of Stockholders. As of the date hereof, Morton's has not scheduled a date for the 2002 annual meeting. BFMA is considering actions to compel the Morton's Board of Directors to hold its 2002 annual meeting prior to or concurrently with the Special Meeting. If BFMA is unsuccessful in its efforts to cause the Company to hold its 2002 annual meeting of Stockholders prior to or concurrently with the Special Meeting and if the Merger Agreement and the Sale are rejected by the Stockholders at the Special Meeting, BFMA will push the Company to hold its 2002 annual meeting of Stockholders as quickly as possible after the Special Meeting. If BFMA is successful, BFMA intends to solicit proxies in favor of its nominees to Morton's Board of Directors. BY VOTING AGAINST THE MERGER AGREEMENT AND SALE, YOU WILL SEND A MESSAGE THAT THE $12.60 PER SHARE PRICE IS TOO LOW AND THAT YOU WANT DIRECTORS WHO WILL REPRESENT YOUR INTERESTS, NOT TO GIVE AWAY THE COMPANY TO JOHN CASTLE'S AFFILIATE CASTLE HARLAN.

         BFMA, Marietta and their affiliates are exploring various alternatives with respect to their stockholder position, including raising additional financing for a potential acquisition of Morton's. However, no definite determination as to what course of action BFMA, Marietta and their affiliates will take regarding the Company has been made at this time.


--------------------------------------------------------------------------------

         We are not aware of any other proposals to be brought before the Special Meeting other than the vote regarding the Merger Agreement and the Sale. However, should other proposals be brought before the Special Meeting of which we are not made aware within a reasonable amount of time prior to the Special Meeting, including, without limitation, a proposal to adjourn the Special Meeting to provide additional time to solicit votes and adopt the Merger Agreement and the Sale, the persons named as proxies in the enclosed BLUE proxy card will vote on such matters in their discretion.

--------------------------------------------------------------------------------

                                   IMPORTANT!

         YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN. WE URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD TODAY TO VOTE AGAINST APPROVAL OF THE MERGER AGREEMENT AND THE SALE AND TO GIVE DISCRETION TO US WITH RESPECT TO ANY OTHER MATTERS THAT PROPERLY COME BEFORE THE SPECIAL MEETING.

--------------------------------------------------------------------------------

         A VOTE AGAINST THE MERGER AGREEMENT AND THE SALE WILL ENABLE YOU -- AS THE OWNERS OF MORTON'S -- TO SEND A STRONG MESSAGE TO THE BOARD THAT YOU ARE COMMITTED TO A TRULY FAIR EXPLORATION OF ALL OF THE COMPANY'S STRATEGIC ALTERNATIVES.

         IF YOUR SHARES ARE REGISTERED IN YOUR OWN NAME, PLEASE SIGN AND DATE THE ENCLOSED BLUE PROXY CARD AND RETURN IT TO BFMA, C/O [PROXY SOLICITOR], IN THE ENCLOSED ENVELOPE TODAY. IF ANY OF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION ON THE RECORD DATE, ONLY IT CAN VOTE SUCH SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO EXECUTE ON YOUR BEHALF THE BLUE PROXY CARD.

         If you have any questions regarding your proxy, or need assistance in voting your Shares, please call:

                                [PROXY SOLICITOR]
                                    [ADDRESS]
                             [CITY, STATE ZIP CODE]
                                 Call Toll-Free:
                        Bankers and Brokers Call Collect:

                          BACKGROUND AND RECENT EVENTS

         The views expressed in this proxy statement are our judgments, which are subjective in nature. Any statements contained herein which are not historical facts or which contain the words "anticipate," "believe," "continue," "estimate," "expect," "intend," "may," "should," and similar expressions are intended to identify these judgments. Such statements by their nature involve uncertainties and assumptions. Judgments are inherently speculative in nature and are not guarantees of fact or future performance. We do not assume any obligation and do not intend to update these judgments.

         The Board and Special Committee Intentionally Made it Difficult for an Outside Party to Acquire Morton's
         ----------------------------------------------------------------------

         We believe that Thomas Baldwin, Allen Bernstein and John Castle schemed to keep Morton's from being sold to BFMA until such time as they could take Morton's private for themselves.

         Prior to BFMA making its offer (see the discussion under "BFMA's Offer" below), the Company bought back its own stock (approximately 40% over a two-year period) on the open market, using Morton's cash flow. This had the dual effect of increasing Morton's reliance on its debt and virtually eliminating the liquidity in its stock, thereby depressing the stock price. At the same time, the Company issued what we believed to be an excessive number of options to Messrs. Bernstein and Baldwin, increasing the percentage of the Company in "friendly hands" while diluting the other Stockholders.

         Beginning ten days after BFMA publicly disclosed its ownership interest in Morton's, the Company took several steps that had the effect of making Morton's look less appealing to any potential acquiror other than insiders. The Board amended Morton's "poison pill" rights agreement, filled the Company's sole vacant Board seat with a person with a long-term relationship with Mr. Bernstein and approved employment or change of control agreements with at least seven members of senior management, including Messrs. Bernstein and Baldwin. In the aggregate, we estimated that the seven employment agreements could add approximately $8 million to the cost of buying the Company, or almost $2.00 per share of value that could otherwise have been paid to the Stockholders for their Shares.

         2001 Annual Meeting
         -------------------

         In March 2001, BFMA nominated three of its directors for election at Morton's 2001 annual meeting of Stockholders and commenced a proxy contest against Morton's-nominated slate of directors (Allen Bernstein, John Castle and Thomas Baldwin). At that time, BFMA's stated rationale for the proxy contest was that it believed:

         o     management had exhibited poor business and financial judgment

         o Messrs. Bernstein and Baldwin unduly enriched themselves at Stockholder expense

         o management and the Board were unwilling to consider selling Morton's to a third party

         Institutional Shareholder Services, the nation's leading independent provider of proxy voting and governance advice to major institutional investors ("ISS"), issued a report in support of BFMA's platform and nominees. The ISS report stated ISS's belief that "the [BFMA] dissidents have a single goal: to maximize shareholder value by exploring a sale of the company to BFMA or the highest bidder." Despite the support of ISS, Messrs. Bernstein, Baldwin and Castle were reelected to the Board. BFMA believes that Messrs. Bernstein, Baldwin and Castle were reelected because of promises made by them to several large institutional investors. These investors have recounted to us the promises made, including that, in exchange for their agreement to reelect the Morton's nominees to the Board, the Board would, among other things, conduct an auction of the Company, including giving full and fair consideration to BFMA's $28.25 pre Share cash offer.

         BFMA's Offer
         ------------

         In May 2001, while the proxy contest was ongoing and prior to the Morton's 2001 annual meeting of Stockholders, BFMA made an offer to acquire all of the outstanding Shares for $28.25 per Share in cash. In light of BFMA's offer, ISS recommended that the Board should seriously consider putting the Company up for auction to the highest bidder. Specifically, the ISS report stated that: "The critical issue to consider is whether or not management will seriously consider [BFMA's] offer or any other offer for the company in a manner befitting the best interests of shareholders. Under [BFMA's] bid, shareholders would receive at least $28.25 per share, which represents an adequate premium over the company's stock price if the company initiated a process to sell the company. It is indisputable that the Board cannot ignore the strategic alternative of selling the company as a means to maximize shareholder value." The BFMA's offer was real, it was an opportunity that belonged to the Stockholders and we believe that the Special Committee, led by John Castle, squandered the opportunity to provide maximum value to the Stockholders.

         The Special Committee Was Tainted by Conflicts
         ----------------------------------------------

         We believe that the Special Committee and its advisors had a number of conflicts of interest that irrevocably tainted the legitimacy and independence of the Special Committee and thus fatally flawed the process.

         The Board appointed John Castle to assume the role as the Chairman of the Special Committee that would review the deal. We stated early in the process that Mr. Castle was a terrible choice to run the Special Committee. We believed it was likely that Mr. Castle's company Castle Harlan, Inc. would be a bidder for the Company. This was a likely scenario for three reasons: First, Mr. Castle had owned the Company previously. Second, he is in the business of buying and selling restaurant companies. Third, he expressed his frustration to at least one third party that BFMA's offer was too high for him to get involved in the auction process at that time. Unfortunately for the Stockholders, we were right.

         Once in control of the Special Committee, Mr. Castle then caused the Special Committee to hire Greenhill & Co. LLC ("Greenhill") even though Greenhill was currently working for Morton's defending against the BFMA offer. According to Greenhill's own website, Greenhill "advised Morton's in the successful defense of a hostile acquisition offer from BFMA." Given Greenhill's own description of its role in the process, it was wrong for the Special Committee to hire Greenhill to be its independent financial advisor because we believed it was impossible for Greenhill to give unbiased advice to the Special Committee. Mr. Castle then hired his law firm, Schulte Roth & Zabel ("SRZ"), to serve as counsel to the Special Committee even though SRZ was the primary legal counsel to the Company and was also long-time counsel to Mr. Castle and Castle Harlan. In fact, the 2001 SRZ newsletter trumpets its relationship with Castle Harlan. We believe that Mr. Castle, Greenhill and SRZ were not independent and should not have been involved in this process from the beginning.

         In addition, there were a number of ties among the members of the Special Committee, the Board and Mr. Castle. Morton's own proxy statement discloses that a number of Morton's directors, including the Chief Executive Officer, the Chief Financial Officer and two of the members of the Special Committee, serve on boards of, and are substantially compensated (hundreds of thousands of dollars, in some cases) by, one or more companies controlled by Mr. Castle or his affiliates and have made investments in these Castle-controlled companies. We believe that the Special Committee was irreparably tainted by the interrelationships among Mr. Castle and the other members of the Special Committee and Board. It seems impossible for them not to favor Castle Harlan and Mr. Castle in the process.

         Mr. Castle's actions made it clear to us that he wanted to keep BFMA out of the process. Our view is that he therefore caused the Special Committee to stall BFMA until its financing commitment had expired. He apparently felt at that point that there was no need to continue to be Chairman of the Special Committee. Conveniently, two weeks after the expiration of BFMA's financing commitment, Mr. Castle resigned as Chairman of the Special Committee. He would now have the Stockholders believe that the day before his resignation was the first time he thought about making an offer to acquire the Company. WHAT DO YOU BELIEVE?

         The Special Committee Lets Castle Harlan Buy Morton's at a Bargain
         Price
         ------------------------------------------------------------------

         Once Mr. Castle was the only remaining bidder, it does not appear that the Special Committee negotiated very diligently to increase the purchase price for the Stockholders. According to Morton's own proxy statement, the Special Committee was able to negotiate only a $0.60 per Share, or 5%, increase in the offer price, from $12.00 to $12.60. This represents only a 2% increase in the total enterprise value of the deal.

         Greenhill's own report to the Special Committee indicates that the sale price of $12.60 is at the low end of the valuation range. On May 10, 2001, in the context of BFMA's offer, Greenhill reported to the Special Committee that the value of the Company ranged from $27-$61, with Greenhill's discounted cash flow analysis (based on management's projections) valuing the Company between $51-$61. While we appreciate the impact of September 11 on Morton's business, we cannot understand how in less than 10 months the Company's long-term value could have changed that dramatically.

         Carl Icahn Has Offered to Pay $13.50 Per Share for Morton's
         -----------------------------------------------------------

         Morton's has recently received an offer from Carl Icahn to acquire Morton's for $13.50 per Share in cash, or $0.90 per Share higher than the Castle Harlan Offer. The Company has not yet publicly responded to the Icahn offer. Although we believe, based upon the publicly available information about both offers, that the Icahn offer is better for the Stockholders than the Castle Harlan Offer, neither offer is adequate.

         BFMA, Marietta and their Affiliates Are Exploring Alternatives, Including a Potential Acquisition
         ---------------------------------------------------------------

          BFMA, Marietta and their affiliates are exploring various alternatives with respect to their stockholder position, including raising additional financing for a potential acquisition of Morton's. However, no definite determination as to what course of action BFMA, Marietta and their affiliates will take regarding the Company has been made at this time.

         You Should Vote Against the Merger Agreement and the Sale
         ---------------------------------------------------------

         We are soliciting proxies because we believe that John Castle and senior management, with the help of the Special Committee, are acquiring the Company at a low price when its stock is artificially depressed, using the worst financial performance in the Company's recent past and the tragedy of September 11 as cover. We also believe that the Special Committee will not fairly consider any other acquisition proposal, including the Icahn offer.

         We therefore believe that a vote AGAINST the Merger Agreement and the Sale and the election of new directors at the next annual meeting of Stockholders are the only ways to ensure that the Stockholders are given a true choice as to the direction of the Company. A vote against the Merger Agreement and the Sale will enable the Stockholders to send a strong message to the Board.

         BFMA has nominated three individuals - Richard A. Bloom, Logan D. Delany, Jr. and Charles W. Miersch - for election to the Morton's Board of Directors at its 2002 annual meeting of Stockholders. As of the date hereof, Morton's has not scheduled a date for the 2002 annual meeting. BFMA is considering actions to compel the Morton's Board of Directors to hold its 2002 annual meeting prior to or concurrently with the Special Meeting. If BFMA is unsuccessful in its efforts to cause the Company to hold its 2002 annual meeting of Stockholders prior to or concurrently with the Special Meeting and if the Merger Agreement and the Sale are rejected by the Stockholders at the Special Meeting, BFMA will push the Company to hold its 2002 annual meeting of Stockholders as quickly as possible after the Special Meeting. If BFMA is successful, BFMA intends to solicit proxies in favor of its nominees to Morton's Board of Directors. BY VOTING AGAINST THE MERGER AGREEMENT AND SALE, YOU WILL SEND A MESSAGE THAT THE $12.60 PER SHARE PRICE IS TOO LOW AND THAT YOU WANT DIRECTORS WHO WILL REPRESENT YOUR INTERESTS, NOT TO GIVE AWAY THE COMPANY TO JOHN CASTLE'S AFFILIATE CASTLE HARLAN.

         WE URGE YOU TO DEMONSTRATE YOUR OPPOSITION TO THE PROPOSED MERGER AGREEMENT AND THE SALE BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD VOTING AGAINST THE MERGER AGREEMENT AND THE SALE AS SOON AS POSSIBLE.

                 CERTAIN INFORMATION REGARDING THE PROPOSED SALE

         If the proposed terms of the Merger Agreement are approved and the Sale is consummated, you will be entitled to receive $12.60, without interest, in cash for each Share that you own. Upon completion of the Sale, you will not own any Shares or any other interest in Morton's and you will cease to have any rights as a Stockholder. As a result, you will not participate in any future earnings, losses, growth or decline of Morton's. Morton Holdings, LLC will own 100% of Morton's and Morton's will continue its operations as a private company.

         The foregoing description is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement which is annexed as Appendix A to the Board's Proxy Statement.

                                APPRAISAL RIGHTS

         The following discussion is merely a summary and is not meant to be a full statement of the law and is qualified in its entirety by reference to the full text of Section 262, which is attached as Appendix C to the Board's Proxy Statement.

         Pursuant to Section 262 of the Delaware General Corporation Law (the "Delaware Corporation Law"), if you do not want to accept the $12.60 per Share that is being offered to you pursuant to the Merger Agreement, you may exercise appraisal rights and elect to have the "fair value" of your Shares determined by the Delaware Court of Chancery.

         Generally speaking, to be entitled to appraisal rights under the Delaware Corporation Law, you must comply with the following requirements.

         o You must vote AGAINST approval of the Merger Agreement and the Sale, or abstain from voting on the Merger Agreement and the Sale.

         o Before the Special Meeting, you must deliver to Morton's a written demand for appraisal which identifies you and states that you intend to demand appraisal of your Shares.

         o You must continuously hold your Shares from the date of making the demand through the effective date of the Sale.

         o You (or the surviving corporation in the merger) must file, within 120 days after the effective date of the Sale, a petition in the Delaware Court of Chancery demanding a determination of the value of the Shares held by all Stockholders demanding appraisal of their Shares. According to the Board's Proxy Statement, it has no present intent to file a petition for appraisal.

         You may withdraw your demand for appraisal within 60 days after the effective date of the Sale and accept $12.60 per Share by delivering to Morton's a written withdrawal of your demand for appraisal.

         If you wish to exercise your appraisal rights under Delaware Corporation Law you should mail or deliver a written demand to Morton's Restaurant Group, Inc., 3333 New Hyde Park Road, New Hyde Park, New York 11042,
Attention: Agnes Longarzo, Secretary.

         Stockholders seeking appraisal should be aware that the fair value of their Shares could be less than or more than the $12.60 per Share they would receive under the Merger Agreement.

         We urge you to consult legal counsel prior to attempting to exercise your appraisal rights.

                               VOTING INSTRUCTIONS

         To vote AGAINST approval of the Merger Agreement and the Sale at the Special Meeting, please sign and date the enclosed BLUE proxy card and return it to [PROXY SOLICITOR] in the enclosed postage-paid envelope. Submitting a proxy will not affect your right to attend the Special Meeting and vote in person.

How do I vote in person if I am a record holder?

         If you are a Stockholder of record of Shares of Morton's on the Record Date (May 29, 2002), you may attend the Special Meeting and vote in person. The Special Meeting will be held at The Garden City Hotel, 45 Seventh Street, Garden City, New York 11530 at 9:00 a.m. local time on July 23, 2002.

How do I vote by proxy if I am a record holder?

         To vote by proxy, you should complete, sign and date the enclosed BLUE proxy card and return it promptly in the enclosed postage-paid envelope. To be able to vote your Shares in accordance with your instructions at the Special Meeting, we must receive your proxy as soon as possible but in any event prior to the meeting. You may vote your Shares without submitting a proxy to us if you vote in person or submit a proxy to the secretary of Morton's.

What if I am not the record holder of my Shares?

         If your Shares are held in the name of a brokerage firm, bank nominee or other institution, only it can give a proxy with respect to your Shares. You may have received either a BLUE proxy card from the record holder (which you can complete and send directly to [PROXY SOLICITOR]) or an instruction card (which you can complete and return to the record holder to direct its voting of your Shares). If the record holder has not sent you either a BLUE proxy card or an instruction card, you may contact the record holder directly to provide it with instructions.

         You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold Shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which Shares are held. You should complete, sign, date and return each BLUE proxy card and voting instruction card you receive.

         You may also receive a [white] proxy or voting instruction card which is being solicited by the Board. We urge you to discard any [white] proxy or voting instruction cards sent to you by the Company. If you have previously signed a [white] proxy or voting instruction card sent by the Company, we urge you to sign, date and promptly mail the enclosed BLUE proxy card or voting instruction card for the Special Meeting, which will revoke any earlier dated proxy or voting instruction cards solicited by the Board which you may have signed. It is very important that you date your proxy. It is not necessary to contact Morton's for your revocation to be effective.

         If you need assistance, please contact [PROXY SOLICITOR] by calling
________.

What should I do if I receive a [white] proxy card from the Morton's management?

         Proxies on the [white] proxy card are being solicited by Morton's management. If you submit a proxy to us by signing and returning the enclosed BLUE proxy card, do not sign or return the [white] proxy card or follow any voting instructions provided by Morton's unless you intend to change your vote, because only your latest-dated proxy will be counted.

         If you have already sent a [white] proxy card to Morton's and voted in favor of the Merger Agreement and the Sale contemplated thereby, you may revoke it and vote against the proposed merger simply by signing, dating and returning the enclosed BLUE proxy card.

What if I want to revoke my proxy or change my voting instructions?

         Stockholders of Morton's may revoke their proxies at any time prior to its exercise by attending the Special Meeting and voting in person (although attendance at the Special Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to BFMA, in care of [PROXY SOLICITOR] at [ADDRESS] or to Morton's at 3333 New Hyde Park Road, New Hyde Park, New York 11042 or any other address provided by Morton's. Although a revocation is effective if delivered to Morton's, we request that either the original or photostatic copies of all revocations be mailed to BFMA, in care of [PROXY SOLICITOR], at the address set forth above so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding Shares.

 If I plan to attend the Special Meeting, should I still submit a proxy?

         Whether you plan to attend the Special Meeting or not, we urge you to submit a proxy. Returning the enclosed BLUE proxy card will not affect your right to attend the Special Meeting and vote.

Who can vote?

         You are eligible to vote or to execute a proxy only if you owned Shares of Morton's on the Record Date for the Special Meeting. Even if you sell your Shares after the Record Date, you will retain the right to execute a proxy in connection with the Special Meeting. It is important that you grant a proxy regarding Shares you held on the Record Date, or vote those Shares in person, even if you no longer own those Shares. According to the Board's Proxy Statement, there are 4,189,711 Shares issued and outstanding as of the Record Date.

How many votes do I have?

         With respect to each matter to be considered at the Special Meeting, you are entitled to one vote for each Share owned on the Record Date. Based on publicly available information, we believe that the only outstanding class of securities of Morton's entitled to vote at the Special Meeting are the Shares.

How will my Shares be voted?

         If you give a proxy on the accompanying BLUE proxy card, your Shares will be voted as you direct. If you submit a signed BLUE proxy card to [PROXY SOLICITOR] without instructions, your Shares will be voted AGAINST approval of the Merger Agreement and the Sale contemplated thereby. Submitting a signed BLUE proxy card without instructions will also entitle our proxies to vote your Shares in accordance with their discretion on matters not described in this proxy statement that we do not know, a reasonable time before this solicitation, are to be presented to the meeting and that properly come before the Special Meeting and any and all adjournments or postponements of the Special Meeting, including, without limitation a proposal to adjourn the Special Meeting to provide additional time to solicit votes to approve and adopt the Merger Agreement and the transactions contemplated thereby.

         If Stockholders holding Shares in street name do not provide voting instructions, their Shares will not be voted and will therefore be considered broker "non-votes."

         Unless a proxy specifies otherwise, it will be presumed to relate to all Shares held of record on the Record Date by the person who submitted it.

What vote is required to approve each proposal and how will votes be counted?

         The following description has been taken from the Board's Proxy Statement.

         The Merger Agreement and Delaware law provide that the affirmative vote of the holders of a majority of the outstanding Shares is required to approve the Merger Agreement and Sale. Proxies that reflect abstentions and broker non-votes, as well as proxies that are not returned, will have the same effect as voting AGAINST approval and adoption of the Merger Agreement and the Sale.

Can the meeting be adjourned or postponed?

         The description provided in the immediately succeeding paragraph has been taken from the Board's Proxy Statement.

         The Special Meeting may be adjourned for the purpose of soliciting additional proxies in favor of voting to approve the Merger Agreement and Sale. Any adjournment of the Special Meeting may be made without notice, other than by announcement made at the Special Meeting, by approval of the holders of a majority of the outstanding Shares present in person or represented by proxy at the Special Meeting, whether or not quorum exists. Any adjournment or postponement could be for the purpose of allowing additional time for soliciting votes from Stockholders to approve the Merger Agreement and Sale.

         Proxies to be voted AGAINST the Merger Agreement and the Sale may not be used to vote in favor of an adjournment of the Special Meeting for purposes of soliciting additional votes in favor of the proposal. If you give a proxy on the accompanying BLUE proxy card, we will use our discretionary power to vote your Shares against any proposal to postpone or adjourn the Special Meeting if such proposal is made to facilitate the approval of the Merger Agreement and the Sale.

How can I receive more information?

         If you have any questions about giving your proxy or about our solicitation, or if you require assistance, please call [PROXY SOLICITOR] at _________ or _________.

                             SOLICITATION OF PROXIES

         The solicitation of proxies pursuant to this proxy statement is being made by BFMA and Marietta. Proxies may be solicited by mail, facsimile, telephone, telegraph, in person and by advertisements. Solicitations may be made by certain directors, officers and employees of BFMA or Marietta, none of whom will receive additional compensation for such solicitation.

         We have retained [PROXY SOLICITOR] for solicitation and advisory services in connection with this solicitation, for which [PROXY SOLICITOR] will receive a fee not to exceed $________, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. [PROXY SOLICITOR] will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. We have requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the Shares they hold of record. We will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that [PROXY SOLICITOR] will employ approximately ___ persons to solicit Stockholders for the Special Meeting.

         The entire expense of soliciting proxies is being borne by BFMA and Marietta. We do not currently intend to seek reimbursement of the costs of this solicitation from Morton's but may decide to do so in the future. Costs of this solicitation of proxies are currently estimated to be approximately $____. We estimate that, through the date hereof, its expenses in connection with this solicitation are approximately $_____. The above estimates of costs do not include fees and expenses associated with BFMA's 2001 proxy contest, BFMA's May 2001 offer to acquire Morton's at $28.25 per Share, Marietta's currently contemplated raising of additional financing for a potential acquisition of Morton's or any other action which we may be contemplating currently or in the future.

                         INFORMATION ABOUT PARTICIPANTS

         BFMA and Marietta are participants in the solicitation of proxies for the Special Meeting within the meaning of federal securities laws. Certain individuals identified in Schedule I (the "Other Participants") to this proxy statement may also be deemed to be participants in such solicitation. Information concerning BFMA, Marietta and the Other Participants, including their beneficial ownership of Shares, is set forth on Schedule I to this proxy statement and is incorporated into this proxy statement by reference.

         BFMA was incorporated as a Delaware corporation on August 24, 1995. BFMA has its principal executive offices located at 50 East Sample Road, Suite 400, Pompano Beach, Florida 33064. BFMA is a holding corporation that owns various investments and whose primary operating subsidiary Marietta is a supplier of personal care guest amenities for the hospitality industry and a producer of consumer products for a diverse group of companies in the personal care, cosmetic, pharmaceutical, household goods and food industries. Marietta has its principal executive offices located at 37 Huntington Street, Cortland, New York 13045.

         As of the date of this proxy statement, BFMA and Marietta, together with all of the participants in this solicitation, beneficially owns an aggregate of 584,900 Shares, which represents approximately 14.0% of the Shares outstanding (based on the most recent share information publicly disclosed by Morton's).

                       CERTAIN INFORMATION ABOUT MORTON'S

         Morton's Restaurant Group, Inc. is a Delaware corporation with its principal executive office located at 3333 New Hyde Park Road, New Hyde Park, New York 11042. Morton's is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith is required to file reports, proxy statements and other information with the SEC. Reports, registration statements, proxy statements and other information filed by Morton's with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W. Room 1024, Washington, DC 20549. Documents filed electronically by Morton's are also available at the SEC's Web site (http://www.sec.gov).

         We note that the Board's Proxy Statement contains information regarding:

         o     number of Shares outstanding as of the Record Date;
         o     trading prices of Morton's stock over time;
         o     establishment of a quorum;
         o     vote required for approval;
         o     the Merger Agreement and the Sale;
         o     treatment of abstentions and "broker non-votes;"
         o ownership of Shares by directors and executive officers of Morton's and 5% owners;
         o compensation paid and payable to Morton's directors and executive officers; and
         o requirements regarding the submission of Stockholder proposals to be considered for inclusion in Morton's proxy statement for the 2002 annual meeting of Stockholders, in the event that the Merger Agreement and the Sale are not approved by the Stockholders.

         We assume no responsibility for the accuracy or completeness of such information.

                    OTHER MATTERS AND ADDITIONAL INFORMATION

         We are unaware of any other matters to be considered at the Special Meeting. Should other proposals be brought before the Special Meeting of which we are not made aware within a reasonable amount of time prior to the Special Meeting, including, if made, a proposal to adjourn the Special Meeting to provide additional time to solicit votes to approve and adopt the Merger Agreement and the Sale, the persons named as proxies on the enclosed BLUE proxy card will vote on such matters in their discretion.


June _, 2002                      BFMA HOLDING CORPORATION
                                  MARIETTA CORPORATION
                                  Barry W. Florescue, Chief Executive Officer

                                   SCHEDULE I
                             INFORMATION CONCERNING
                    BFMA, MARIETTA AND THE OTHER PARTICIPANTS
                    ------------------------------------------

        Interests of Persons Who Are or May be Deemed to be Participants
                               in the Solicitation
        ----------------------------------------------------------------

         As of May 14, 2002, BFMA, Marietta and the Other Participants beneficially owned Shares as described below:

         1.       BFMA

         (a) Number of Shares beneficially owned: 488,500
         (b) Number of Shares as to which such person has:
                --Sole power to vote or to direct the vote: 488,500
                --Shared power to vote or direct the vote: 0
                --Sole power to dispose or to direct the disposition of: 488,500 --Shared power to dispose or direct the disposition of: 0

         2.       Barry W. Florescue

         (a) Number of Shares beneficially owned: 573,900
         (b) Number of Shares as to which such person has:
                --Sole power to vote or to direct the vote: 517,600
                --Shared power to vote or direct the vote: 56,300
                --Sole power to dispose or to direct the disposition of: 517,600 --Shared power to dispose or direct the disposition of: 56,300
         (c) Of the Shares beneficially owned by Barry W. Florescue as of May 14, 2002, he shared voting and dispositive authority over 56,300 Shares with Ned L. Siegel.

         3.       Ned L. Siegel

         (a) Number of Shares beneficially owned: 56,300
         (b) Number of Shares as to which such person has:
                --Sole power to vote or to direct the vote: 0
                --Shared power to vote or direct the vote: 56,300
                --Sole power to dispose or to direct the disposition of: 0 --Shared power to dispose or direct the disposition of: 56,300
         (c) Of the Shares beneficially owned by Ned L. Siegel as of May 14, 2002, he shared voting and dispositive authority over 56,300
         Shares with Barry W. Florescue

         4        Richard A. Bloom

         (a) Number of Shares beneficially owned: 10,000
         (b) Number of Shares as to which such person has:
                --Sole power to vote or to direct the vote: 10,000
                --Shared power to vote or direct the vote: 0
                --Sole power to dispose or to direct the disposition of: 10,000 --Shared power to dispose or direct the disposition of: 0

         5        Charles W. Miersch

         (a) Number of Shares beneficially owned: 1,000
         (b) Number of Shares as to which such person has:
                --Sole power to vote or to direct the vote: 1,000
                --Shared power to vote or direct the vote: 0
                --Sole power to dispose or to direct the disposition of: 1,000 --Shared power to dispose or direct the disposition of: 0

         No Other Participant, including Marietta, owned any Shares, except for the Other Participants listed above and except indirectly through their ownership of BFMA. Collectively, the directors and executive officers of BFMA beneficially own approximately 83% of the outstanding shares of BFMA common stock. BFMA owns 100% of Marietta.

         The following table sets forth the name, business address, present principal occupation, and employment and material occupations, positions, offices or employments for the past five (5) years of the Other Participants, all of whom are executive officers or directors of BFMA or Marietta. Where no date is given for the commencement of the indicated office or position, such office or position was assumed prior to May 1997.



                                                      PRINCIPAL OCCUPATION OR
NAME AND PRINCIPAL                                    EMPLOYMENT; MATERIAL POSITIONS
BUSINESS ADDRESS                                      HELD DURING THE PAST FIVE YEARS
----------------                                      -------------------------------
Barry W. Florescue                                    President, Chief Executive Officer and a director of BFMA and
                                                      Marietta
                                                      Director of Century Bank (a privately held federally
                                                      chartered savings bank)
                                                      Chief Executive Officer and a director of Century Financial
                                                      Group (the parent of Century Bank)
                                                      Trustee of the University of Rochester

Richard A. Bloom                                      President and Chief Operating Officer of Marietta Corporation
                                                      since February 2002
                                                      Senior Vice President-Strategic Development of Marietta Corporation
                                                      from September 1999 - February 2002
                                                      Principal of Imperial Capital Group, LLC and its predecessor (an investment bank) until August 1999
                                                      Director of BFMA and Marietta

Philip A. Shager                                      Senior Vice President, Chief Financial Officer and
                                                      Treasurer of BFMA and Marietta

Ronald C. DeMeo                                       Senior Vice President of Sales and Marketing of Marietta

David P. Hempson                                      Senior Vice President of Operations of Marietta




                                                      PRINCIPAL OCCUPATION OR
NAME AND PRINCIPAL                                    EMPLOYMENT; MATERIAL POSITIONS
BUSINESS ADDRESS                                      HELD DURING THE PAST FIVE YEARS
----------------                                      -------------------------------
Logan D. Delany, Jr.                                  President of Delany Capital Management Corp. (a privately
                                                      held investment company and consulting firm)
                                                      Chairman of the Board of EADmotors, Inc. (a privately held manufacturer of electric motors)
                                                      Chairman of the Board of HH Smith, Inc. ( a privately held manufacturer of electrical connectors and electronic
                                                      hardware)
                                                      Chairman of the Board of Elinco, Inc. (a privately held
                                                      manufacturer of electric motors) 1999-Present
                                                      Director of BFMA and Marietta
                                                      Director of AllVertical, Inc. (a privately held Internet
                                                      portal and web hosting company) 2000-Present

Charles W. Miersch                                    Senior Associate Dean for Corporate Relations and
                                                      Institutional Advancement at William E. Simon Graduate
                                                      School of Business Administration at the University of
                                                      Rochester
                                                      Chairman of the Board of Century Bank (a privately held
                                                      federally chartered savings bank)
                                                      Director of Century Financial Group (the parent of Century
                                                      Bank)
                                                      Director of BFMA and Marietta

Ned L. Siegel                                         Director of BFMA and Marietta
                                                      President of The Siegel  Group (a privately  held real estate investment company)

Charles I. Weissman                                   Assistant Secretary and a director of BFMA and Marietta
                                                      Attorney - Partner in Swidler Berlin Shereff Friedman, LLP


                                   IMPORTANT!

         Your vote is important. No matter how many Shares you own, please give us your proxy against approval of the Merger Agreement and the Sale contemplated thereby and for giving discretion to us with respect to any other matters that properly come before the Special Meeting by taking three steps:

         1.    SIGNING the enclosed BLUE proxy card,

         2     DATING the enclosed BLUE proxy card, and

         3. MAILING the enclosed BLUE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

         If any of your Shares are held in the name of a brokerage firm, bank nominee or other institution, only it can vote such Shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute the BLUE proxy card representing your Shares. We urge you to confirm in writing your instructions to BFMA in care of [PROXY SOLICITOR] at the address provided below so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

         PLEASE DO NOT RETURN ANY PROXY CARD SUPPLIED TO YOU BY MORTON'S AS IT MAY REVOKE YOUR PREVIOUS PROXY. REMEMBER, ONLY YOUR LATEST-DATED PROXY COUNTS.

         If you have any questions or require any additional information concerning this Proxy Statement, please contact our proxy solicitor [PROXY SOLICITOR] at the address set forth below.

                                 PROXY SOLICITOR
                                    [address]
                             [city, state zip code]

                                 CALL TOLL-FREE:
                        BANKERS AND BROKERS CALL COLLECT:

                       SPECIAL MEETING OF STOCKHOLDERS OF
                         MORTON'S RESTAURANT GROUP, INC.

                      THIS PROXY IS SOLICITED ON BEHALF OF
                BFMA HOLDING CORPORATION AND MARIETTA CORPORATION
                   AND NOT ON BEHALF OF THE BOARD OF DIRECTORS
                OR MANAGEMENT OF MORTON'S RESTAURANT GROUP, INC.

         The undersigned appoints Richard A. Bloom and Charles W. Miersch and each of them, attorneys and agents with full power of substitution to vote, as designated below, all shares of common stock of Morton's Restaurant Group, Inc. (the "Company") which the undersigned would be entitled to vote if personally present at the Special Meeting of Stockholders of Morton's, and including at any adjournments or postponements thereof and at any special meeting called in lieu thereof.

         The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of Morton's held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.

                (Continued and to be signed on the reverse side)

           BFMA HOLDING CORPORATION AND MARIETTA CORPORATION RECOMMEND
     A VOTE AGAINST THE MERGER AGREEMENT AND THE SALE AND A VOTE FOR GIVING
      DISCRETION TO US WITH RESPECT TO ANY OTHER MATTERS THAT PROPERLY COME
                           BEFORE THE SPECIAL MEETING

         THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED BELOW. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED "AGAINST" PROPOSAL NO. 1 AND "FOR" PROPOSAL NO. 2.

         1. To approve and adopt the Agreement and Plan of Merger, dated March 26, 2002, by and among Morton Holdings, LLC, Morton's Acquisition Company and Morton's and the transactions contemplated thereby.

               FOR                          [_____]

               AGAINST                      [_____]

               ABSTAIN FROM VOTING          [_____]

         2. In their discretion, the herein named attorneys and proxies are authorized to vote upon such other matters as may properly come before the Special Meeting and any and all adjournments or postponements thereof, including, without limitation, a proposal to adjourn to provide additional time to solicit votes to approve and adopt the Agreement and Plan of Merger and the transactions contemplated thereby.

               FOR                          [_____]

               AGAINST                      [_____]

               ABSTAIN FROM VOTING          [_____]


DATED: _________________________________________

Please Sign Exactly As Name Appears On This Proxy.

_________________________________________________________
(signature)

_________________________________________________________
(signature, if held jointly)

_________________________________________________________
(title)


WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.

                                   IMPORTANT!

PLEASE SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY IN THE ENCLOSED ENVELOPE!

IF YOU NEED ASSISTANCE WITH THIS PROXY CARD, PLEASE CALL [PROXY SOLICITOR] TOLL FREE AT ______________.